Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

The information contained in this section should be read in conjunction with (1) our unaudited condensed interim consolidated financial statements as of June 30, 2018 and for the six months then ended and related notes included in this report and (2) our audited consolidated financial statements and related notes included in our Annual Report on Form 20-F for the year ended December 31, 2017 and the other information contained in such annual report, particularly the information in Item 5 - “Operating and Financial Review and Prospects”. Our financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“US GAAP”).

Results of Operations

The following table sets forth certain statement of operations data as a percentage of total revenues for the periods indicated:

	Six months ended June 30,
	2018	2017
Revenues	100%	100%
Cost of revenues	77.7	74.0
Gross profit	22.3	26.0
Research and development expense	5.6	4.8
Marketing, general and administrative expense	5.0	5.0
Operating profit	11.7	16.2
Financing expense, net	(1.7)	(1.1)
Other income, net	0.2	0.1
Profit before income tax	10.2	15.2
Income tax expense, net	(0.6)	(0.7)
Net profit	9.6	14.5
Net loss (income) attributable to the non-controlling interest	0.1	(0.5)
Net profit attributable to the company	9.7%	14.0%

The following table sets forth certain statement of operations data for the periods indicated (in thousands):

	Six months ended June 30,
	2018	2017
Revenues	$647,848	$675,139
Cost of revenues	503,155	499,310
Gross profit	144,693	175,829
Research and development expense	36,439	32,200
Marketing, general and administrative expense	32,109	33,475
Operating profit	76,145	110,154
Financing expense, net	(10,822)	(7,352)
Other income, net	1,600	653
Profit before income tax	66,923	103,455
Income tax expense, net	(3,733)	(4,682)
Net profit	63,190	98,773
Net loss (income) attributable to the non-controlling interest	670	(3,247)
Net profit attributable to the company	$63,860	$95,526

Six months ended June 30, 2018 compared to six months ended June 30, 2017

 Revenues. Revenues for the six months ended June 30, 2018 were $647.8 million, 4% lower as compared to $675.1 million for the six months ended June 30, 2017, which is attributed mainly to weakness in the mobile sector resulting in reductions in customers’ demand, impacting revenues from applicable RFCMOS and RFSOI technologies.

Cost of Revenues. Cost of revenues for the six months ended June 30, 2018 amounted to $503.2 million as compared to $499.3 million for the six months ended June 30, 2017. The slight increase of 0.8% in manufacturing cost, despite the reduced revenue, is mainly attributed to the fact that a large portion of our costs is fixed, as well as to the increase in market price of our raw material (silicon wafers).

 Gross Profit. Gross profit for the six months ended June 30, 2018 amounted to $144.7 million as compared to $175.8 million for the six months ended June 30, 2017. The decrease, resulted from the revenue reduction described above, was not offset by a cost of revenue reduction due to the fact that a large portion of our costs is fixed ,as well as to the increase in market price of our raw material (silicon wafers).

Research and Development. Research and development expense for the six months ended June 30, 2018, amounted to $36.4 million as compared to $32.2 million recorded in the six months ended June 30, 2017, an increase which reflects our focus to develop new capabilities and technologies to enhance our future business and enable long-term products’ funnel and future design wins.

Marketing, General and Administrative. Marketing, general and administrative expense for the six months ended June 30, 2018 amounted to $32.1 million, representing a $1.4 million cost reduction as compared to $33.5 million recorded in the six months ended June 30, 2017.

Operating Profit. Operating profit for the six months ended June 30, 2018 amounted to $76.1 million as compared to $110.1 million for the six months ended June 30, 2017. The $34.0 million decrease in operating profit resulted mainly from the $31.1 million reduction in gross profit described above.

Financing Expense, Net. Financing expense, net for the six months ended June 30, 2018 amounted to $10.8 million as compared to financing expense, net of $7.4 million for the six months ended June 30, 2017.

Other Income, Net. Other income, net for the six months ended June 30, 2018 amounted to $1.6 million as compared with other income of $0.7 million in the six months ended June 30, 2017.

 Income Tax Expense, Net. Income tax expense, net for the six months ended June 30, 2018 amounted to $3.7 million as compared to $4.7 million income tax expense, net in the six months ended June 30, 2017.  This $1.0 million cost reduction is mainly attributed to the reduced profits before tax and the US Tax Cut and Jobs Act which has been signed into law.

 Net Profit. Net profit for the six months ended June 30, 2018 amounted to $63.9 million as compared to a net profit of $95.5 million for the six months ended June 30, 2017. The decrease in net profit in the amount of $31.6 million was mainly due to the $34.0 million reduction in operating profit described above.

Impact of Currency Fluctuations

    The Company currently operates in three different regions: Japan, the United States and Israel. The functional currency of the United States and Israel entities is the US dollar (“USD”). The functional currency of our subsidiary in Japan is the Japanese Yen (“JPY”). Our expenses and costs are denominated mainly in USD, JPY and New Israeli Shekels (“NIS”), revenues are denominated mainly in USD and JPY and our cash from operations, investing and financing activities are denominated mainly in USD, JPY and NIS. Therefore, the Company is exposed to the risk of currency exchange rate fluctuations in Israel and Japan.

The USD costs of our operations in Israel is influenced by changes in the USD to NIS exchange rate, with respect to costs that are denominated in NIS. During the six months ended June 30, 2018, the USD appreciated against the NIS by 5.3%, as compared to 9.1% depreciation during the six months ended June 30, 2017.

The fluctuation of USD against the NIS can affect our results of operations. Appreciation of the NIS has the effect of increasing the cost, in USD terms, of some of the Company’s Israeli purchases and labor NIS denominated costs, which may lead to erosion in the profit margins. The Company uses foreign currency cylinder transactions to hedge a portion of this currency exposure to be contained within a pre-defined fixed range. In addition, the Company executed swap-hedging transactions to fully hedge the exposure to the fluctuation of USD against the NIS to the extent it relates to non-convertible Series G debentures, which are denominated in NIS.

The majority of TPSCo revenues are denominated in JPY and the majority of the expenses of TPSCo are in JPY, which limits the exposure to fluctuations of the USD / JPY exchange rate on TPSCo’s results of operations, as the impact on the revenues will mostly be offset by the impact on the expenses. In order to mitigate a portion of the net exposure to the USD / JPY exchange rate, the Company has engaged in cylinder hedging transactions to contain the currency’s fluctuation within a pre-defined fixed range. During the six months ended June 30, 2018, the USD depreciated against the JPY by 1.6%, as compared to 4.4% depreciation during the six months ended June 30, 2017. The net effect of USD depreciation against the JPY on TPSCo’s assets and liabilities denominated in JPY is presented in the Cumulative Translation Adjustment (“CTA”) as part of Other Comprehensive Income (“OCI”) in the balance sheet.

Liquidity and Capital Resources

As of June 30, 2018, we had an aggregate amount of $486.9 million in cash and cash equivalents, as compared to $446.0 million as of December 31, 2017. The main cash activities during the six months ended June 30, 2018 included: $151.9 million positive cash flow generated from operating activities; $80.2 million invested in property and equipment, net of proceeds received from sales of equipment; $30.5 million invested in marketable securities and other assets, net; $2.8 million debt repaid, net; positive impact of the JPY foreign exchange rate fluctuation in the amount of $1.8 million (which was mostly offset by a similar impact on the Japanese loans’ balance) and $0.7 million proceeds from exercise of warrants and options, net.

As of June 30, 2018, the outstanding principal amount of bank loans was $139.5 million, and the aggregate principal amount of debentures was $180.0 million. As of June 30, 2018, we had a carrying amount of $138.6 million of bank loans, of which $39.3 million were presented as current maturities, and $178.3 million of debentures in our balance sheet, of which $55.7 million were presented as current maturities.

In February 2018, Well Fargo bank and Jazz Semiconductor, our U.S fully owned subsidiary, signed a 5-year extension of the existing credit line agreement, which has been originally set to mature in December 2018, under which Jazz will be able to drawdown up to $70 million through February 2023. Any such drawdown will bear an interest rate is at a rate equal to, at lender’s option, either the lender’s prime rate plus 0.0% to 0.5% per annum or the LIBOR rate plus 1.25% to 1.75% per annum. Outstanding loans borrowed under this line as of June 30, 2018 were $0 and borrowing availability under the line was $70 million.

In June 2018, we early repaid our TPSCo outstanding loans originally due 2018-2020, which carried variable interest rates of TIBOR plus 1.65% to TIBOR plus 2% and refinanced them with a new approximately $100 million loan from three leading Japanese banks at improved terms. The new loan final maturity date is June 2025, and includes a three year grace period, nine equal installments to be paid from June 2021 to June 2025, and a fixed interest rate of 1.95% per annum.

In July 2018, we early repaid our $40 million loan, initially borrowed in 2016 by our Texas subsidiary (TJT) from JA Mitsui (US), in relation to the acquisition of the San Antonio fab from Maxim and its operational ramp-up.

Additional Information

The analysis in this Management’s Discussion and Analysis of Financial Condition and Results of Operations are derived from our unaudited condensed interim consolidated financial statements as of June 30, 2018 and June 30, 2017 and related notes for the six months then ended which were prepared in accordance with US GAAP. Information of our results of operations for the six months ended June 30, 2018 and balance sheet as of June 30, 2018 under International Financial Reporting Standards (“IFRS”) is provided on a voluntary basis, including reconciliation from US GAAP to IFRS, in Note 4 of our unaudited condensed interim consolidated financial statements as of June 30, 2018.